Exhibit 99.2

EXECUTION VERSION

FIRST AMENDMENT TO ARRANGEMENT AGREEMENT

THIS AMENDMENT is made as of May 15, 2019

BETWEEN:

CANOPY GROWTH CORPORATION, a corporation existing under the laws of Canada (“Canopy”)

- and -

ACREAGE HOLDINGS, INC., a corporation existing under the laws of the Province of British Columbia (“Acreage”)

RECITALS:

A.	Canopy and Acreage are parties to an arrangement agreement (the “Arrangement Agreement”) dated April 18, 2019; and

B.	Canopy and Acreage wish to amend certain terms of the Arrangement Agreement and the Plan of Arrangement, which is attached as Schedule A of the Arrangement Agreement, in accordance with Section 8.1 of the Arrangement Agreement and Section 6.1(a) of the Plan of Arrangement, as provided in this Amendment.

THEREFORE, in consideration of the mutual covenants contained herein (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Capitalized terms used but not defined in this Amendment have the meanings given to them in the Arrangement Agreement.

1.2	Interpretation not Affected by Headings

The division of this Amendment into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Amendment. Unless the contrary intention appears, references in this Amendment to an Article, Section, subsection or paragraph or both refer to the Article, Section, subsection or paragraph, respectively, bearing that designation in this Amendment.

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1.3	Number and Gender

In this Amendment, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

ARTICLE 2

AMENDMENTS

2.1	Amendment to the Plan of Arrangement

The Plan of Arrangement, which is attached as Schedule A of the Arrangement Agreement, is deleted in its entirety and replaced with Schedule A attached hereto.

2.2	Amendments to the Arrangement Agreement

(1)	The definition of “Arrangement Regulatory Approvals” at Section 1.1 of the Arrangement Agreement is deleted, and replaced with the following:

“Arrangement Regulatory Approvals” means:

(a)        the grant of the Interim Order and the Final Order; and

(b)        in relation to the Company, the approval of the CSE in respect of the Arrangement.

(2)	The definition of “Acquisition Regulatory Approval” at Section 1.1 of the Arrangement Agreement is deleted, and replaced with the following:

“Acquisition Regulatory Approvals” means all Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the Acquisition, including, but not limited to:

(a)	The HSR Approval, and any applicable foreign investment and competition law approvals in Canada, the United States and elsewhere;

(b)	the approval from the stock exchange(s) on which the Consideration Shares are listed to permit the Purchaser to acquire all of the issued and outstanding Company Shares; and

(c)	the approval from the stock exchange(s) on which the Consideration Shares are listed, for the listing of the Consideration Shares, and any Purchaser Shares issuable upon the exercise of Replacement Options, Replacement RSUs and Replacement Compensation Options.

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(3)	The reference to “Section 3.1(e) of the Plan of Arrangement” in the definition of “Company Multiple Voting Shares” at Section 1.1 of the Arrangement Agreement shall be changed to “Section 3.1(f) of the Plan of Arrangement”.

(4)	The reference to “Section 3.1(e) of the Plan of Arrangement” in the definition of “Company Proportionate Voting Shares” at Section 1.1 of the Arrangement Agreement shall be changed to “Section 3.1(f) of the Plan of Arrangement”.

(5)	The reference to “Section 3.1(e) of the Plan of Arrangement” in the definition of “Company Subordinate Voting Shares” at Section 1.1 of the Arrangement Agreement shall be changed to “Section 3.1(f) of the Plan of Arrangement”.

(6)	Section (s)(iv) of Schedule E to the Arrangement Agreement is deleted, and replaced with the following:

(iv)         To the knowledge of the Purchaser there are no proceedings, investigations, audits or claims now pending against the Purchaser or its Subsidiaries in respect of any Taxes and no Governmental Entity has asserted in writing, or to the knowledge of the Purchaser, has threatened to assert against the Purchaser or its Subsidiaries any deficiency or claim for Taxes or interest thereon or penalties in connection therewith which has not yet been paid.

(7)	Section (s)(v) of Schedule E to the Arrangement Agreement is deleted, and replaced with the following:

(v)          No waivers of statutes of limitation with respect to such Tax Returns of the Purchaser have been given by or requested from the Purchaser which have not yet expired. All deficiencies asserted or assessments made as a result of any examinations have been fully paid, or are fully reflected as a liability in the Purchaser Financial Statements, or are being contested and an adequate reserve therefor has been established and is fully reflected in the Purchaser Financial Statements.

(8)	Section (s)(vii) of Schedule E to the Arrangement Agreement is deleted, and replaced with the following:

(vii)        (i) the Purchaser or its Subsidiaries are not a party to any agreement, understanding, or arrangement relating to allocating or sharing any amount of Taxes, the principal purpose of which is to allocate or share Taxes; and (ii) neither the Purchaser nor any of its Subsidiaries has any liability for the Taxes of any other Person (other than the Purchaser and its Subsidiaries) (a) under Section 1.1502-6 of the U.S. Treasury Regulations (or any similar provision of state, local or foreign applicable Law); (b) as a transferee or successor; or (c) by contract or indemnity (including under any Tax sharing agreement) or otherwise.

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(9)	Section (s)(xv) of Schedule E to the Arrangement Agreement is deleted, and replaced with the following:

(xv)         The Purchaser is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax, and under applicable provincial Tax statutes in respect of all provincial Taxes which it is or has been required to collect. The registration numbers of the Purchaser has been disclosed in writing to the Company. All material input tax credits claimed by the Purchaser pursuant to the Excise Tax Act (Canada) have been proper, correctly calculated and documented in accordance with the requirements of the Excise Tax Act (Canada) and the regulations thereto.

ARTICLE 3

GENERAL PROVISIONS

3.1	Ratification and Confirmation

The Arrangement Agreement and Plan of Arrangement, as amended hereby, remain in full force and effect, and as amended hereby is hereby ratified and confirmed. Provisions of the Arrangement Agreement that have not been amended or terminated by this Amendment remain in full force and effect, unamended. All rights and liabilities that have accrued to any Party under the Arrangement Agreement up to the date of this Amendment remain unaffected by this Amendment.

3.2	Arrangement Agreement Provisions

The provisions of Article 8 of the Arrangement Agreement shall apply, mutatis mutandis, to this Amendment.

3.3	Counterparts, Execution

This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Amendment, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS WHEREOF Canopy and Acreage have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

CANOPY GROWTH CORPORATION

By:	(signed) “Phil Shaer”
	Name:	Phil Shaer
	Title:	Chief Legal Officer

ACREAGE HOLDINGS, INC.

By:	(signed) “James Doherty”
	Name:	James Doherty
	Title:	General Counsel

[Signature Page to Amendment to Arrangement Agreement]

SCHEDULE A

AMENDED AND RESTATED PLAN OF ARRANGEMENT

(Please see attached)

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

INTERPRETATION

1.1	Certain Rules of Interpretation.

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Acquisition” means the acquisition by the Purchaser of the issued and outstanding Company Shares following the exercise or deemed exercise of the Purchaser Call Option, pursuant to and in accordance with the Arrangement.

“Acquisition Closing Conditions” means the Company Acquisition Closing Conditions and the Purchaser Acquisition Closing Conditions.

“Acquisition Closing Outside Date” means the Purchaser Call Option Expiry Date, or, if (i) the Purchaser Call Option is exercised, or (ii) a Triggering Event Date occurs prior to the Purchaser Call Option Expiry Date, the date that is 12 months following such exercise of the Purchaser Call Option or Triggering Event Date, as applicable; provided that:

(a)	if the exercise of the Purchaser Call Option or Triggering Event Date has occurred prior to the Purchaser Call Option Expiry Date and the reason the Acquisition Date has not occurred prior to the Acquisition Closing Outside Date is because all of the Regulatory Approvals included in the Acquisition Closing Conditions (which, for certainty, does not include those Regulatory Approvals, the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect (as defined in the Arrangement Agreement)) have not been satisfied or waived and, at such Acquisition Closing Outside Date, the Party responsible for obtaining such outstanding Regulatory Approvals is continuing to use good faith reasonable commercial efforts to obtain such Regulatory Approvals and there is a reasonable prospect that such Regulatory Approvals will be received, then the Acquisition Closing Outside Date shall automatically be extended to the date that is two Business Days following the date all such outstanding Regulatory Approvals are received or waived; or

(b)	if the exercise of the Purchaser Call Option or Triggering Event Date has occurred prior to the Purchaser Call Option Expiry Date and the reason the Acquisition Date has not occurred prior to the Acquisition Closing Outside Date is because all of the Purchaser Acquisition Closing Conditions included in the Acquisition Closing Conditions have not been satisfied or waived, then the Acquisition Closing Outside Date shall automatically be extended to the date that is the earliest of (i) two Business Days following the date all such outstanding Purchaser Acquisition Closing Conditions are satisfied or waived, or (ii) the date on which the Purchaser, acting reasonably, determines that there is no longer a reasonable prospect that such outstanding Purchaser Acquisition Closing Conditions will be satisfied or waived.

“Acquisition Date” means the date specified in a Purchaser Call Option Exercise Notice or Triggering Event Notice delivered in accordance with the terms of the Purchaser Call Option on which the closing of the purchase and sale of the Purchaser Call Option Shares pursuant to the Purchaser Call Option is to occur; provided that notwithstanding the foregoing, if the Acquisition Closing Conditions are not satisfied or waived prior to such date, the Acquisition Date shall automatically be extended, without any further action by any Person, to the date that is two Business Days following the satisfaction or waiver of the Acquisition Closing Conditions; provided further that under no circumstances shall the Acquisition Date be a date that is after the Acquisition Closing Outside Date.

“Acquisition Effective Time” means 12:01 a.m. (Vancouver time) on the Acquisition Date, or such other time on the Acquisition Date as the Parties agree to in writing before the Acquisition Date.

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions.

“Aggregate Option Premium” means US$300,000,000.

“Alternate Consideration” has the meaning specified in Section 1.1 of the Arrangement Agreement.

“Arrangement” means an arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of April 18, 2019 between the Purchaser and the Company, including the schedules and exhibits thereto, providing for, among other things, the Arrangement, as the same may be amended, supplemented or restated.

“Arrangement Filings” means the records and information required to be provided to the Registrar under Section 292(a) of the BCBCA in respect of the Arrangement, together with a copy of the Final Order.

“Arrangement Issued Securities” means all securities (other than Mergeco Subordinate Voting Shares) to be issued pursuant to the Arrangement, including, for the avoidance of doubt, Company Subordinate Voting Shares issued pursuant to Sections 3.1(i)(i) and 3.1(i)(iii), all Purchaser Shares issued pursuant to Sections 3.1(i)(v) and 3.1(i)(vii)(F), Replacement Options, Replacement RSUs and Replacement Compensation Options.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting, substantially in the form attached as Schedule B to the Arrangement Agreement, with such amendments or variations as the Court may direct in the Interim Order with the consent of the Company and the Purchaser, each acting reasonably.

“BCBCA” means the Business Corporations Act (British Columbia).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver, British Columbia or New York, New York, as the context requires.

“Call Option Grant Date” means the date on which a Person grants, or is deemed to grant, a Purchaser Call Option to the Purchaser pursuant to Section 3.1(c) or Section 3.1(e).

“Call Option Grantor” means a Person who grants, or is deemed to grant, a Purchaser Call Option to the Purchaser pursuant to Section 3.1(c) or Section 3.1(e).

“Common Membership Units” means the common membership units in the capital of High Street outstanding from time to time, other than common membership units held by Acreage Holdings America, Inc. and USCo2.

“Company” means Acreage Holdings, Inc., a corporation organized under the BCBCA and treated as a “domestic corporation” for U.S. federal income tax purposes.

“Company Acquisition Closing Conditions” has the meaning specified in Section 1.1 of the Arrangement Agreement.

“Company Canadian Shareholder” means a Person (other than the Purchaser or an affiliate of the Purchaser) who is a Company Shareholder at the Acquisition Effective Time and who has indicated in the Letter of Transmittal (or in such other document or form, or in such other manner, as may be specified in the Company Circular) that the Company Shareholder is (i) resident in Canada for purposes of the Tax Act, or (ii) a “Canadian partnership” as defined in the Tax Act.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Company Compensation Option Holder” means a holder of one or more Company Compensation Options.

“Company Compensation Option In-The-Money Amount” in respect of a Company Compensation Option means the amount, if any, by which the total Fair Market Value of the Company Subordinate Voting Shares that a holder is entitled to acquire on exercise of the Company Compensation Option, determined immediately before the Acquisition Effective Time, exceeds the aggregate exercise price to acquire such Company Subordinate Voting Shares at that time.

“Company Compensation Options” means the compensation options to purchase Company Subordinate Voting Shares, and the warrants entitling the holders thereof to acquire Company Shares, which are outstanding as of the Acquisition Effective Time.

“Company Equity Incentive Plan” means the Company’s omnibus equity plan, last approved by Company Shareholders on November 6, 2018 and as proposed to be amended at the Company’s May 7, 2019 shareholders’ meeting.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Multiple Voting Shares” means the shares in the capital of the Company designated as Class C multiple voting shares, each exchangeable for one Company Subordinate Voting Share and each entitling the holder thereof to 3,000 votes per share at shareholder meetings of the Company, and for greater certainty includes such Multiple Voting Shares following the alteration of the rights and restrictions of the existing Company Multiple Voting Shares pursuant to Section 3.1(f).

“Company Non-U.S. Shareholder” means a Company Shareholder (other than the Purchaser or an affiliate of the Purchaser) that is not a Company U.S. Shareholder.

“Company Option In-The-Money-Amount” in respect of a Company Option means the amount, if any, determined immediately before the Acquisition Effective Time, by which the total Fair Market Value of the Company Subordinate Voting Shares that a holder is entitled to acquire on exercise of the Company Option, exceeds the aggregate exercise price to acquire such Company Subordinate Voting Shares at that time.

“Company Optionholder” means a holder of Company Options.

“Company Options” means the options to purchase Company Subordinate Voting Shares issued pursuant to the Company Equity Incentive Plan, which are outstanding as of the Acquisition Effective Time.

“Company Proportionate Voting Shares” means the shares in the capital of the Company designated as Class B proportionate voting shares, each exchangeable for 40 Company Subordinate Voting Shares and each entitling the holder thereof to 40 votes per share at shareholder meetings of the Company, and for greater certainty includes such Proportionate Voting Shares following the alteration of the rights and restrictions of the existing Company Proportionate Voting Shares pursuant to Section 3.1(f).

“Company RSUs” means the restricted share units of the Company issued pursuant to the Company Equity Incentive Plan, which are outstanding as of the Acquisition Effective Time.

“Company RSU Holders” means the holders of Company RSUs.

“Company RSU In-The-Money Amount” in respect of a Company RSU means the amount, if any, by which the total Fair Market Value of the Company Subordinate Voting Shares that a holder is entitled to acquire on conversion of the Company RSUs, determined immediately before the Acquisition Effective Time, exceeds the aggregate acquisition price to acquire such Company Subordinate Voting Shares at that time.

“Company Securities” means, collectively, Company Shares, Company Options, Company RSUs and Company Compensation Options.

“Company Share” means a share in the capital of the Company, and includes the Company Subordinate Voting Shares, the Company Proportionate Voting Shares and the Company Multiple Voting Shares.

“Company Shareholder” means a registered or beneficial holder of one or more Company Shares, as the context requires.

“Company Subordinate Voting Shares” means the shares in the capital of the Company designated as Class A subordinate voting shares, each entitling the holder thereof to one vote per share at shareholder meetings of the Company, and for greater certainty includes such Subordinate Voting Shares following the alteration of the rights and restrictions of the existing Company Subordinate Voting Shares pursuant to Section 3.1(f).

“Company U.S. Shareholder” means a Company Shareholder (other than the Purchaser, an affiliate of the Purchaser or a Company Canadian Shareholder) that is a “United States person” within the meaning of Section 7701(a)(30) of the U.S. Tax Code.

“Consideration Shares” means Purchaser Shares to be received by Company Shareholders (other than the Purchaser and its affiliates) pursuant to Sections 3.1(i)(v) or 3.1(i)(vii).

“Court” means the Supreme Court of British Columbia.

“CSE” means Canadian Securities Exchange.

“Depositary” means Computershare Trust Company of Canada, or any other depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably, for the purpose of, among other things, exchanging certificates representing Company Shares for Consideration Shares in connection with the Arrangement.

“Dissent Rights” has the meaning specified in Section 4.1.

“Dissenting Company Shareholder” means a registered holder of Company Shares who has properly exercised its Dissent Rights in respect of the Arrangement Resolution in accordance with Section 4.1 and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of his, her or its Company Shares.

“Dissenting Shares” means the Company Shares held by Dissenting Company Shareholders in respect of which such Dissenting Company Shareholders have given Notice of Dissent.

“Effective Date” means the date on which the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time on the Effective Date as the Parties agree to in writing before the Effective Date.

“Effective Time Company Shareholder” means a Person who is a Company Shareholder (other than an Excluded Company Shareholder) immediately prior to the Effective Time.

“Effective Time High Street Holder” means a Person who is a High Street Holder immediately prior to the Effective Time.

“Effective Time USCo2 Class B Holder” means a Person who is a USCo2 Class B Holder immediately prior to the Effective Time.

“Eligible Company Canadian Shareholder” means a Company Canadian Shareholder who is not a Tax Exempt Person.

“Exchange Ratio” means 0.5818 of a Purchaser Share to be issued by the Purchaser for each one Company Subordinate Voting Share exchanged pursuant to the Arrangement, provided that, if the aggregate number of Company Subordinate Voting Shares on a Fully-Diluted Basis at the Acquisition Effective Time is greater than 188,235,587 Company Subordinate Voting Shares on a Fully Diluted Basis, and the Purchaser has not provided written approval for the issuance of such additional Company Securities, the Exchange Ratio shall be the fraction, calculated to six decimal places, determined by the formula A x B/C, where:

“A”      equals 0.5818,

“B”      equals the current number of Company Subordinate Voting Shares on a Fully-Diluted Basis as increased for the issuance of Company Securities in accordance with the Purchaser Approved Share Threshold, and

“C”      equals the aggregate number of Company Subordinate Voting Shares on a Fully-Diluted Basis at the Acquisition Effective Time,

in each case subject to adjustment in accordance with Section 2.14 of the Arrangement Agreement; provided that in the event of a Payout, the Exchange Ratio shall be decreased and the two references to 0.5818 above shall instead refer to the number determined by the formula (D – E) / (F x G), where:

“D”      equal 0.5818 x F x G

“E”      equals the Payout, and

“F”      equals the aggregate number of Company Subordinate Voting Shares on a Fully-Diluted Basis at the Acquisition Effective Time

“G”      the Fair Market Value of the Purchaser Shares immediately prior to the Acquisition Effective Time,

“Excluded Company Shareholder” means the Purchaser, any affiliate of the Purchaser and any Dissenting Company Shareholder.

“Fair Market Value” means the volume weighted average trading price of the Company Subordinate Voting Shares on the CSE (or other recognized stock exchange on which the Company Subordinate Voting Shares are primarily traded) for the five trading day period immediately prior to the Acquisition Date.

“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Fully-Diluted Basis” means the aggregate number of Company Subordinate Voting Shares assuming the conversion, exercise or exchange, as applicable, of the Company Proportionate Voting Shares, the Company Multiple Voting Shares and any warrants, options or other securities, including the Common Membership Units and USCo2 Class B Shares, convertible into or exercisable or exchangeable for Company Subordinate Voting Shares (assuming the conversion of any underlying Company Proportionate Voting Shares or Company Multiple Voting Shares).

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

“High Street” means High Street Capital Partners, LLC.

“High Street Holders” means the holders of Common Membership Units and vested Class C-1 Membership Units as defined in the Third Amended and Restated Limited Liability Company Agreement of High Street.

“Interim Order” means the interim order of the Court, to be issued following the application therefor contemplated by Section 2.2 of the Arrangement Agreement, after being informed of the intention of the Parties to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Arrangement Issued Securities issued pursuant to the Arrangement, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Interim Period” means the period commencing on the date of the Arrangement Agreement and ending immediately prior to the Acquisition Effective Time.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, official guidance, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Letter of Transmittal” means the letter of transmittal to be sent by the Depositary to Company Shareholders following the receipt by the Depositary of a Purchaser Call Option Exercise Notice or Triggering Event Notice, as the case may be.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Mergeco” has the meaning specified in Section 3.1(i)(vii).

“Mergeco Subordinate Voting Shares” means the Subordinate Voting Shares in the capital of Mergeco.

“Merger” has the meaning specified in Section 3.1(i)(vii).

“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Company Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4.

“Option Premium” means an amount, in US$, calculated to six decimal places, determined when (a) the Aggregate Option Premium, is divided by (b) the sum of (i) the number of Company Subordinate Voting Shares outstanding immediately prior to the Effective Time (excluding any such shares held by any Excluded Company Shareholder), (ii) the number of Company Proportionate Voting Shares outstanding immediately prior to Effective Time (excluding any such shares held by any Excluded Company Shareholder), multiplied by 40; (iii) the number of Company Multiple Voting Shares outstanding immediately prior to Effective Time (excluding any such shares held by any Excluded Company Shareholder), (iv) the number of Company Subordinate Voting Shares which the Effective Time High Street Holders are entitled to receive upon exchange of their Common Membership Units, and (v) the number of Company Subordinate Voting Shares which the Effective Time USCo2 Class B Holders are entitled to receive upon exchange of their USCo2 Class B Shares.

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Payment Agent” means Odyssey Trust Company, or any other payment agent or trust company, bank or financial institution as the Company may appoint to act as payment agent with the approval of the Purchaser, acting reasonably, for the purpose of, among other things, paying the Option Premium to the Company Shareholders in connection with the Arrangement.

“Payout” means any amount paid by the Company or any of its Subsidiaries over US$20,000,000 in order to either (i) settle; (ii) satisfy a judgement; or (iii) acquire the disputed minority non-controlling interest; in connection with the claim set forth in Section (r)(4) of the Company Disclosure Letter.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Per Share Consideration” means (i) the Purchaser Share Consideration, or (ii) following a Purchaser Change of Control, the Purchaser Share Consideration or such Alternate Consideration that holders of Company Shares are entitled to receive in accordance with Section 2.15 of the Arrangement Agreement.

“Per Share Option Premium” means:

(a)	for each Company Subordinate Voting Share in respect of which a Purchaser Call Option is granted pursuant to Section 3.1(c), the Option Premium;

(b)	for each Company Proportionate Voting Share in respect of which a Purchaser Call Option is granted pursuant to Section 3.1(c), the Option Premium multiplied by 40;

(c)	for each Company Multiple Voting Share in respect of which a Purchaser Call Option is granted pursuant to Section 3.1(c), the Option Premium;

(d)	for each Company Subordinate Voting Share which may be obtained upon exchange of Common Membership Units by Effective Time High Street Holders, the Option Premium; and

(e)	for each Company Subordinate Voting Share which may be obtained upon exchange of USCo2 Class B Shares by Effective Time USCo2 Class B holders, the Option Premium.

“Plan of Arrangement” means this plan of arrangement and any amendments or variations made in accordance with Section 8.1 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means Canopy Growth Corporation, a corporation organized under the laws of Canada.

“Purchaser Acquisition Closing Conditions” has the meaning specified in Section 1.1 of the Arrangement Agreement.

“Purchaser Call Options” means the options granted by each Call Option Grantor to the Purchaser pursuant to Section 3.1(c) and Section 3.1(e) to acquire all of such Call Option Grantor’s Company Shares; all on the terms and conditions set forth on Exhibit B.

“Purchaser Call Option Exercise Notice” means a notice in writing, substantially in the form attached hereto as Exhibit C, delivered by the Purchaser to the Depositary (with a copy to the Company) stating that the Purchaser is exercising its rights pursuant to the Purchaser Call Option to acquire all (but not less than all) of the Purchaser Call Option Shares, and specifying a Business Day (to be not less than 61 days and not more than 90 days following the date such Purchaser Call Option Exercise Notice is delivered to the Depositary) on which the closing of the purchase and sale of the Purchaser Call Option Shares pursuant to the Purchaser Call Option is to occur, subject to the satisfaction or waiver, as applicable, of the Acquisition Closing Conditions.

“Purchaser Call Option Expiry Date” means the date that is 90 months following the Effective Date.

“Purchaser Call Option Share” means a Company Share in respect of which a Purchaser Call Option is granted pursuant to Section 3.1(c) or Section 3.1(e).

“Purchaser Equity Incentive Plan” means the Amended and Restated Omnibus Incentive Plan of the Purchaser as approved by shareholders of the Purchaser on July 30, 2018, as the same may be amended, supplemented or restated in accordance therewith, prior to the Acquisition Effective Time.

“Purchaser Share Consideration” means that number of Purchaser Shares issuable per Company Subordinate Voting Share in accordance with Sections 3.1(i)(v) and 3.1(i)(vii)(F) and based on the Exchange Ratio in effect immediately prior to the Acquisition Effective Time.

“Purchaser Shares” means the common shares in the capital of the Purchaser.

“Purchaser Subco” means a wholly-owned direct subsidiary of the Purchaser to be incorporated under the BCBCA for the purposes of completing the Merger.

“Purchaser Subco Shares” means the common shares in the capital of Purchaser Subco.

“PVS Conversion Ratio” means 40:1, as such conversion ratio may be adjusted from time to time in accordance with the rights and restrictions attached to the Company Proportionate Voting Shares.

“PVS Exchange Ratio” means the product obtained when the number of Company Subordinate Voting Shares issuable under the PVS Conversion Ratio is multiplied by the Exchange Ratio.

“Registrar” means the person appointed as the Registrar of Companies pursuant to Section 400 of the BCBCA.

“Replacement Option” means an option or right to purchase Purchaser Shares granted by the Purchaser in exchange for Company Options on the basis set forth in Section 3.1(i)(viii).

“Replacement Option In-The-Money Amount” means, in respect of a Replacement Option, the amount, if any, determined immediately after the exchange in Section 3.1(i)(viii), by which the fair market value of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Option exceeds the aggregate exercise price to acquire such Purchaser Shares at that time.

“Replacement RSU” means a restricted share unit to acquire Purchaser Shares granted by the Purchaser in exchange for the Company RSUs on the basis set forth in Section 3.1(i)(x).

“Replacement RSU In-The-Money Amount” means, in respect of a Replacement RSU, the amount, if any, determined immediately after the exchange in Section 3.1(i)(x), by which the fair market value of the Purchaser Shares that a holder is entitled to acquire on conversion of the Replacement RSU exceeds the aggregate exercise price to acquire such Purchaser Shares at that time.

“Replacement Compensation Option” means an option or right to purchase Purchaser Shares granted by the Purchaser in replacement of Company Compensation Options on the basis set forth in Section 3.1(i)(ix).

“Replacement Compensation Option In-The-Money Amount” means, in respect of a Replacement Compensation Option, the amount, if any, determined immediately after the exchange in Section 3.1(i)(ix), by which the total fair market value of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Compensation Option exceeds the aggregate exercise price to acquire such Purchaser Shares at that time.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

“Triggering Event Date” means the date federal laws in the United States are amended to permit the general cultivation, distribution and possession of marijuana (as defined in 21 U.S.C. 802) or to remove the regulation of such activities from the federal laws of the United States.

“Triggering Event Notice” means a notice in writing, substantially in the form attached hereto as Exhibit D, stating that the Triggering Event Date has occurred and specifying a Business Day (to be not less than 61 days and not more than 90 days following the date such Triggering Event Notice is delivered to the Depositary) on which the closing of the purchase and sale of the Purchaser Call Option Shares pursuant to the Purchaser Call Option is to occur, subject to the satisfaction or waiver of the Acquisition Closing Conditions.

“TSX” means the Toronto Stock Exchange.

“United States” and “U.S.” each mean the United States of America, its territories and possessions, any State of the United States and the District of Colombia.

“US$” means the lawful currency of the United States.

“USCo2” means Acreage Holdings WC Inc., a subsidiary of the Company.

“USCo2 Class B Holders” means the holders of USCo2 Class B Shares.

“USCo2 Class B Shares” means Class B non-voting common shares in the capital of USCo2 outstanding as of the date of the Arrangement Agreement.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder.

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

“U.S. Treasury Regulations” means the regulations promulgated under the U.S. Tax Code by the United States Department of the Treasury.

1.2       Certain Rules of Interpretation.

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to “$” are references to United States dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.”

(5)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time are to local time, Toronto, Ontario, unless otherwise indicated.

ARTICLE 2

ARRANGEMENT AGREEMENT AND BINDING EFFECT

2.1	Arrangement Agreement.

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement, except in respect of the sequence of the transactions and events comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect.

As of and from the Effective Time, this Plan of Arrangement will be binding on: (i) the Company, (ii) the Purchaser, (iii) Purchaser Subco, (iv) the Depositary, (v) all registered and beneficial Company Shareholders (including Dissenting Company Shareholders and including, for the avoidance of doubt, Persons who acquire Company Shares after the Effective Time), (vi) all High Street Holders and USCo2 Class B Holders, and (vii) all holders of Company Options, Company RSUs and Company Compensation Options (including, for the avoidance of doubt, Persons who acquire Company Options, Company RSUs or Company Compensation Options after the Effective Time), in each case without any further act or formality required on the part of any Person.

2.3	Effective Time of Arrangement.

The exchanges, issuances and cancellations provided for in Section 3.1 shall be deemed to occur at the time and in the order specified in Section 3.1, notwithstanding that certain of the procedures related thereto are not completed until after such time.

2.4	No Impairment.

No rights of creditors against the property and interests of the Company will be impaired by the Arrangement.

ARTICLE 3

THE ARRANGEMENT

3.1	Arrangement.

Commencing at the Effective Time, each of the transactions or events set out below shall occur and shall be deemed to occur in the following sequence, in each case without any further authorization, act or formality on the part of any Person, and in each case, unless otherwise specifically provided in this Section 3.1, effective as at two-minute intervals starting at the Effective Time:

(a)	each Company Share held by a Dissenting Company Shareholder shall be, and shall be deemed to be, transferred to the Purchaser by the holder thereof, free and clear of all Liens, and thereupon each Dissenting Company Shareholder shall cease to have any rights as a holder of such Company Shares other than a claim against the Purchaser in an amount determined and payable in accordance with Article 4 and the name of such Dissenting Company Shareholder shall be removed from the securities register for the Company Shares;

(b)	each Company Share acquired by the Purchaser pursuant to Section 3.1(a) shall be, and shall be deemed to be, surrendered to the Company, free and clear of all Liens, and each such Company Share so surrendered shall be cancelled for no consideration and thereupon the Purchaser shall cease to have any rights as a holder of such Company Shares and the name of the Purchaser shall be removed from the securities register for the Company Shares;

(c)	each Effective Time Company Shareholder shall grant, and shall be deemed to have granted, to the Purchaser a Purchaser Call Option in respect of (i) each Company Share held by such Effective Time Company Shareholder at the Effective Time, (ii) all Company Shares into which any Company Share referred to in (i) of this Section 3.1(c) may be converted in accordance with the rights and restrictions attached to such Company Share in the Company’s Notice of Articles and Articles, and (iii) all Company Shares for which any Company Share referred to in (i) of this Section 3.1(c) may be exchanged pursuant to Section 3.1(i)(i) or Section 3.1(i)(iii);

(d)	in consideration for the grant of the Purchaser Call Options by the Effective Time Company Shareholders to the Purchaser pursuant to Section 3.1(c), the Purchaser shall, concurrently with the grant of such Purchaser Call Options, pay to each Effective Time Company Shareholder the Per Share Option Premium in respect of each Company Share held by such Effective Time Company Shareholder at the Effective Time;

(e)	each Person (other than the Purchaser or any affiliate of the Purchaser) who, at any time after the Effective Time and prior to the earlier of the Acquisition Effective Time and the Acquisition Closing Outside Date, acquires a Company Share from the Company (other than a Company Share in respect of which such Person has already granted to the Purchaser a Purchaser Call Option pursuant to Section 3.1(c)), or from any other Person, shall, concurrently with the acquisition of such Company Share, grant and shall be deemed to have granted to the Purchaser a Purchaser Call Option in respect of (i) such Company Share, (ii) all Company Shares into which such Company Share may be converted in accordance with the rights and restrictions attached to such Company Share in the Company’s Notice of Articles and Articles, and (iii) all Company Shares for which any Company Share referred to in (i) of this Section 3.1(e) may be exchanged pursuant to Section 3.1(i)(i) or Section 3.1(i)(iii); provided, that the Purchaser shall not be required to pay, nor shall such Person be entitled to receive from the Purchaser or from any Effective Time Company Shareholder, any payment on account of, as compensation for, or in relation to, the Option Premium in respect of any Purchaser Call Option granted pursuant to this Section 3.1(e);

(f)	the Notice of Articles and Articles of the Company, as applicable, shall be altered to:

(i)	alter the rights and restrictions of the existing classes of Company Subordinate Voting Shares, Company Proportionate Voting Shares and Company Multiple Voting Shares and to provide for the special rights and restrictions attaching to the Company Subordinate Voting Shares, Company Proportionate Voting Shares and Company Multiple Voting Shares, respectively, set out in the attached Exhibit A, which special rights and restrictions shall specifically refer to and include the Purchaser Call Option granted pursuant to this Plan of Arrangement; and

(ii)	in connection with the foregoing, Articles 26, 27 and 28 of the existing articles of the Company shall be deleted in their entirety and replaced with Articles 26, 27 and 28 as set out in the attached Exhibit A;

(g)	upon the Triggering Event Date occurring prior to the Purchaser Call Option Expiry Date, the Purchaser shall, in accordance with the terms and conditions of the Purchaser Call Option, exercise, and shall be deemed to have exercised, effective at the end of the Triggering Event Date, the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares;

(h)	upon the exercise or deemed exercise of the Purchaser Call Option by the Purchaser prior to the Purchaser Call Option Expiry Date, the Purchaser shall, in accordance with the terms and conditions of the Purchaser Call Option, acquire from each Call Option Grantor, and each Call Option Grantor shall be required to transfer to the Purchaser, all of the Purchaser Call Option Shares that are held by such Call Option Grantor on the Acquisition Date immediately following the exchange referred to in Section 3.1(i)(iii) (which, for the avoidance of doubt, shall include any Company Subordinate Voting Shares received by such Call Option Grantor upon the exchange in Section 3.1(i)(i)), which acquisition and transfer shall occur on the Acquisition Date in accordance with Section 3.1(i)(v) or Section 3.1(i)(vii)(F), as applicable;

(i)	on the Acquisition Date, each of the transactions or events set out below in this Section 3.1(i) shall occur, and shall be deemed to occur, in the following sequence, in each case without any further authorization, act or formality on the part of any Person, effective as at two minute intervals starting at the Acquisition Effective Time:

(i)	each Company Proportionate Voting Share outstanding immediately prior to the Acquisition Effective Time shall be exchanged with the Company for that number of Company Subordinate Voting Shares equal to the PVS Conversion Ratio in effect immediately prior to the Acquisition Effective Time, and upon such exchange:

(A)	each such exchanged Company Proportionate Voting Share shall be cancelled, and the holders of such exchanged Company Proportionate Voting Shares shall be removed from the Company’s securities register for the Company Proportionate Voting Shares; and

(B)	each holder of such exchanged Company Proportionate Voting Shares shall be entered in the Company’s securities register as the holder of the Company Subordinate Voting Shares issued to such holder pursuant to this Section 3.1(i)(i);

(ii)	concurrently with the exchange of Company Proportionate Voting Shares pursuant to Section 3.1(i)(i), the capital of the Company Proportionate Voting Shares shall be reduced to nil, and there shall be added to the capital of the Company Subordinate Voting Shares, in respect of the Company Subordinate Voting Shares issued pursuant to Section 3.1(i)(i), an amount equal to the paid-up capital (within the meaning of the Tax Act) of the Company Proportionate Voting Shares immediately prior to the Acquisition Effective Time;

(iii)	each Company Multiple Voting Share outstanding immediately prior to the Acquisition Effective Time shall be exchanged with the Company for one Company Subordinate Voting Share, and upon such exchange:

(A)	each such exchanged Company Multiple Voting Share shall be cancelled, and the holders of such exchanged Company Multiple Voting Shares shall be removed from the Company’s securities register for the Company Multiple Voting Shares; and

(B)	each holder of such exchanged Company Multiple Voting Shares shall be entered in the Company’s securities register as the holder of the Subordinate Voting Shares issued to such holder pursuant to this Section 3.1(i)(iii);

(iv)	concurrently with the exchange of Company Multiple Voting Shares pursuant to Section 3.1(i)(iii), the capital of the Company Multiple Voting Shares shall be reduced to nil, and there shall be added to the capital of the Company Subordinate Voting Shares, in respect of the Company Subordinate Voting Shares issued pursuant to Section 3.1(i)(iii), an amount equal to the paid-up capital (within the meaning of the Tax Act) of the Company Multiple Voting Shares immediately prior to the Acquisition Effective Time;

(v)	in accordance with the terms of the Purchaser Call Option, each Company Subordinate Voting Share held by a Company Non-U.S. Shareholder immediately following the exchange in Section 3.1(i)(iii) (which, for the avoidance of doubt, shall include any Company Subordinate Voting Shares received by such Call Option Grantor upon the exchange in Section 3.1(i)(i)) shall be transferred, and shall be deemed to be transferred, by the holder thereof to the Purchaser for the Purchaser Share Consideration (or, in the event a Purchaser Change of Control shall have occurred prior to the Acquisition Date, the Per Share Consideration), which Purchaser Share Consideration or Per Share Consideration, as applicable, shall be paid in accordance with the provisions of Article 5, and upon such transfer:

(A)	each such former holder of such transferred Company Subordinate Voting Shares shall be removed from the Company’s securities register for the Company Subordinate Voting Shares;

(B)	the Purchaser shall be entered in the Company’s securities register for the Company Subordinate Voting Shares as the legal owner of such transferred Company Subordinate Voting Shares; and

(C)	each such former holder of such transferred Company Subordinate Voting Shares shall, subject to Section 5.1, be entered in the Purchaser’s securities register for the Purchaser Shares in respect of the Consideration Shares issued to such holder pursuant to this Section 3.1(i)(v), or, to the extent applicable, in the securities register of the issuer of any Alternate Consideration that such former holder of Company Subordinate Voting Shares is entitled to receive in lieu of the Consideration Shares;

(vi)	each Eligible Company Canadian Shareholder shall be entitled to make a tax election, pursuant to subsection 85(1) or 85(2) of the Tax Act, as applicable (and the analogous provisions of provincial income tax law). The Purchaser shall make available on the Purchaser’s website tax election forms required under the Tax Act within 60 days of the Acquisition Date. Any Eligible Company Canadian Shareholder who wants to make such election and otherwise qualifies to make such election may do so by providing to the Purchaser two signed copies of the necessary election forms within 120 days following the Acquisition Date, duly completed with the details of the number of Company Subordinate Voting Shares transferred and the applicable agreed amount or amounts for the purposes of such election. Thereafter, subject to the election forms complying with the provisions of the Tax Act (or applicable provincial or territorial income tax law), the forms will be signed by the Purchaser and returned to such Eligible Company Canadian Shareholder by ordinary mail within 30 days after the receipt thereof by the Purchaser for filing with the Canada Revenue Agency (or the applicable provincial or territorial taxing authority). The Purchaser will not be responsible for the proper completion of any election form and, except for the obligation of the Purchaser to so sign and return duly completed election forms which are received by the Purchaser within 120 days following the Acquisition Date. The Purchaser will not be responsible for any taxes, interest or penalties resulting from the failure by an Eligible Company Canadian Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial or territorial legislation). In its sole discretion, the Purchaser may choose to sign and return an election form received by it more than 120 days following the Acquisition Date, but the Purchaser will have no obligation to do so;

(vii)	Purchaser Subco shall merge with and into the Company (the “Merger”) and be one corporate entity with the same effect as if they had amalgamated under Section 269 of the BCBCA, except that the legal existence of the Company shall not cease and the Company shall survive the Merger (the Company, as such surviving entity (“Mergeco”), notwithstanding the issue by the Registrar of a certificate of amalgamation and the assignment of a new incorporation number to Mergeco. The Merger, together with the transactions described in this Section 3.1(i)(i) through (i)(xi) is intended to qualify as a reorganization within the meaning of sections 368(a)(1)(A) and 368(a)(2)(E) of the U.S. Tax Code for all United States federal income tax purposes, and the Amalgamation is intended to qualify as an amalgamation as defined in subsection 87(9) of the Tax Act. As part of the Merger, and upon the Merger becoming effective:

(A)	without limiting the generality of the foregoing, the Company shall survive the Merger as Mergeco;

(B)	the properties, rights and interests and obligations of the Company shall continue to be the properties, rights and interests and obligations of Mergeco, and the Merger shall not constitute an assignment by operation of law, a transfer or any other disposition of the property, rights and interests of the Company to Mergeco;

(C)	the separate legal existence of Purchaser Subco shall cease without Purchaser Subco being liquidated or wound up, and the property, rights and interests and obligations of Purchaser Subco shall become the property, rights and interests and obligations of Mergeco;

(D)	Mergeco shall continue to be liable for the obligations of each of the Company and Purchaser Subco;

(E)	the Notice of Articles and Articles of Mergeco shall be the same as the Notice of Articles and Articles of the Company, as altered in accordance with Section 3.1(f);

(F)	each Company Subordinate Voting Share held by a Company U.S. Shareholder immediately following the exchange in Section 3.1(i)(iii) (which, for the avoidance of doubt, shall include any Company Subordinate Voting Shares received by such Call Option Grantor upon the exchange in Section 3.1(i)(i)) shall, in accordance with the Purchaser Call Option, be transferred, and shall be deemed to be transferred, by the holder thereof to the Purchaser for the Purchaser Share Consideration (or, in the event a Purchaser Change of Control shall have occurred prior to the Acquisition Date, the Per Share Consideration), which Purchaser Share Consideration or Per Share Consideration, as applicable, shall be paid in accordance with the provisions of Article 5, and each such former holder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Company Subordinate Voting Shares in accordance with this Section 3.1(i)(vii)(F), and upon such transfer:

(I)	each such former holder of such transferred Company Subordinate Voting Shares shall be removed from the Company’s securities register for the Company Subordinate Voting Shares;

(II)	the Purchaser shall be entered in Mergeco’s securities register for the Mergeco Subordinate Voting Shares as the legal owner of such transferred Company Subordinate Voting Shares; and

(III)	each such former holder of such transferred Company Subordinate Voting Shares shall, subject to Section 5.1, be entered in the Purchaser’s securities register for the Purchaser Shares in respect of the Consideration Shares issued to such holder pursuant to this Section 3.1(i)(vii)(F), or, to the extent applicable, in the securities register of the issuer of any Alternate Consideration that such former holder of Company Subordinate Voting Shares is entitled to receive in lieu of the Consideration Shares;

(G)	each Purchaser Subco Share outstanding immediately prior to the Merger shall be exchanged for Mergeco Subordinate Voting Shares on the basis of one Mergeco Subordinate Voting Share for each Purchaser Subco Share;

(H)	in consideration for the Purchaser issuing Consideration Shares to the Company U.S. Shareholders in accordance with Section 3.1(i)(vii)(F), Mergeco shall issue to the Purchaser one Mergeco Subordinate Voting Share for each Purchaser Share issued by the Purchaser to the Company U.S. Shareholders pursuant to Section 3.1(i)(vii)(F);

(I)	the board of directors of Mergeco shall be comprised of a minimum of one and a maximum of 10 directors;

(J)	the amount added to the capital of the Purchaser Shares in respect of the Consideration Shares issued to Company U.S. Shareholders pursuant to Section 3.1(i)(vii)(F) shall be equal to the product obtained when (I) the paid-up capital (within the meaning of the Tax Act) of the Company Subordinate Voting Shares immediately following the exchanges in Section 3.1(i)(i) and Section 3.1(i)(iii), is multiplied by (II) a fraction, the numerator of which is the number of Company Subordinate Voting Shares transferred pursuant to Section 3.1(i)(vii)(F), and the denominator of which is the number of Company Subordinate Voting Shares outstanding immediately following the exchanges in Section 3.1(i)(i) and Section 3.1(i)(iii); and

(K)	the Company will file an election with the Canada Revenue Agency to cease to be a public corporation for the purposes of the Tax Act;

(viii)	each Company Option shall be exchanged for a Replacement Option to acquire from the Purchaser such number of Purchaser Shares as is equal to: (A) the number of Company Subordinate Voting Shares that were issuable upon exercise of such Company Option immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time (provided that if the foregoing would result in the issuance of a fraction of a Purchaser Share on any particular exercise of a Replacement Option, then the number of Purchaser Shares to otherwise be issued shall be rounded down to the nearest whole number). Such Replacement Options shall provide for an exercise price per Replacement Option (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the exercise price per Company Subordinate Voting Share that would otherwise be payable pursuant to the Company Option it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time, and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option. Except as provided herein, all terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Company Option for which it was exchanged, and shall be governed by the terms of the Purchaser Equity Incentive Plan, and the exchange shall not provide any optionee with any additional benefits as compared to those under his or her original Company Option. It is intended that subsection 7(1.4) of Tax Act and Sections 1.424-1(a)(5) and 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations, as applicable, apply to such exchange of Company Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option will be increased such that the Replacement Option In-The-Money Amount immediately after the exchange does not exceed the Company Option In-The-Money Amount of the Company Option (or a fraction thereof) exchanged for such Replacement Option immediately before the exchange and so on a share-by-share basis, the ratio of the exercise price to the fair market value of the Company Options being exchanged shall not be less favourable to the optionee than the ratio of the exercise price to the fair market value of the Replacement Options immediately following the exchange;

(ix)	each Company Compensation Option shall be exchanged for a Replacement Compensation Option to acquire from the Purchaser such number of Purchaser Shares as is equal to: (A) the number of Company Subordinate Voting Shares that were issuable upon exercise of such Company Compensation Option immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time (provided that if the foregoing would result in the issuance of a fraction of a Purchaser Share on any particular exercise of a Replacement Compensation Option, then the number of Purchaser Shares to otherwise be issued shall be rounded down to the nearest whole number). Such Replacement Compensation Option shall provide for an exercise price per Replacement Compensation Option (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the exercise price per Company Subordinate Voting Share that would otherwise be payable pursuant to the Company Compensation Option it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time, and any document evidencing a Company Compensation Option shall thereafter evidence and be deemed to evidence such Replacement Compensation Option. Except as provided herein, all terms and conditions of a Replacement Compensation Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Company Compensation Option for which it was exchanged, and the exchange shall not provide any optionee with any additional benefits as compared to those under his or her original Company Compensation Option; and

(x)	each Company RSU shall be exchanged for a Replacement RSU to acquire from the Purchaser such number of Purchaser Shares as is equal to: (A) the number of Company Subordinate Voting Shares that were issuable upon vesting of such Company RSU immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time (provided that if the foregoing would result in the issuance of a fraction of a Purchaser Share on any particular conversion of a Replacement RSU, then the number of Purchaser Shares to otherwise be issued shall be rounded down to the nearest whole number). Such Replacement RSU shall provide for a conversion price per Replacement RSU (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the conversion price per Company Subordinate Voting Share that would otherwise be applicable pursuant to the Company RSU it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time, and any document evidencing a Company RSU shall thereafter evidence and be deemed to evidence such Replacement RSU. Except as provided herein, all terms and conditions of a Replacement RSU, including the term to expiry, conditions to and manner of exercising, will be the same as the Company RSU for which it was exchanged, and the exchange shall not provide any holder with any additional benefits as compared to those under his or her original Company RSU.

3.2	Letter of Transmittal.

The Company shall cause the Depositary to send a Letter of Transmittal to each Company Shareholder within 15 Business Days following the receipt by the Depositary of a Purchaser Call Option Exercise Notice or a Triggering Event Notice, as the case may be.

3.3	U.S. Tax Treatment.

The Company and Purchaser intend that for U.S. federal income Tax purposes (and applicable state and local Tax purposes) (i) the Option Premium paid by the Purchaser to an Effective Time Company Shareholder, Effective Time High Street Holder or Effective Time USCo2 Class B Shareholder will not be includible in income of such Effective Time Company Shareholder, Effective Time High Street Holder or Effective Time USCo2 Class B Shareholder until the earlier of: (A) (I) the sale or disposition of such Effective Time Company Shareholder’s Company Shares to any person other than the Purchaser, (II) the sale or disposition of such Effective Time High Street Holder’s Common Membership Units to any person other than the Purchaser, or (III) the sale or disposition of such Effective Time USCo2 Class B Shareholder Shares to any person other than the Purchaser, (B) the exercise of the Purchaser Call Option and the Purchaser’s acquisition of such (I) Effective Time Company Shareholder’s Company Shares, (II) the Effective Time High Street Holder’s Common Membership Units, or (III) Effective Time USCo2 Class B Holder’s USCo2 Class B Shares, or (C) the lapse or termination of the Purchaser Call Option; and (ii) the Merger will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and (a)(2)(E) of the U.S. Tax Code. Subject to applicable Law, upon the occurrence of such transaction, the Purchaser and the Company will file all Tax Returns pursuant to the Purchaser Call Option in a manner consistent with such intent.

3.4	Canadian Tax Treatment.

The Company and the Purchaser intend that for Canadian federal income Tax purposes (and applicable provincial Tax purposes) the Merger will qualify as an amalgamation as defined in subsection 87(9) of the Tax Act.

3.5	No Fractional Purchaser Shares.

No fractional Purchaser Shares will be issued to any Person in connection with this Plan of Arrangement. Where the aggregate number of Purchaser Shares to be issued to a Company Shareholder pursuant to this Arrangement would otherwise result in a fraction of a Purchaser Share being issuable, then the aggregate number of Purchaser Shares to be issued to such Company Shareholder shall be rounded down to the closest whole number and no compensation shall be payable to such Company Shareholder in lieu of any such fractional Purchaser Share.

ARTICLE 4

RIGHTS OF DISSENT

4.1	Rights of Dissent.

Pursuant to the Interim Order, each registered Company Shareholder may exercise rights of dissent (“Dissent Rights”) under Section 238 of the BCBCA and in the manner set forth in Sections 242 to 247 of the BCBCA, all as modified by this Article 4 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written notice of dissent to the Arrangement Resolution contemplated by Section 242 of the BCBCA must be sent to and received by the Company not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the Company Meeting. Company Shareholders who validly exercise such rights of dissent and who:

(a)	are ultimately determined to be entitled to be paid fair value by the Purchaser, for the Dissenting Shares in respect of which they have exercised Dissent Rights, notwithstanding anything to the contrary contained in Section 245 of the BCBCA, will be deemed to have irrevocably surrendered such Dissenting Shares to the Company pursuant to Section 3.1(a) in consideration of such fair value, and each such Company Share so surrendered shall be cancelled and in no case will the Company or the Purchaser or any other Person be required to recognize such holders as holders of Company Shares after the Effective Time, and each Dissenting Company Shareholder will cease to be entitled to the rights of a Company Shareholder in respect of the Company Shares in relation to which such Dissenting Company Shareholder has exercised Dissent Rights and the securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Company Shares as at and from the Effective Time; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Company Shareholder who has not exercised Dissent Rights.

In addition to any other restrictions set forth in the BCBCA, none of the following Persons shall be entitled to exercise Dissent Rights: (i) Company Optionholders (with respect to any Company Options); (ii) Company RSU Holders (with respect to any Company RSUs); (iii) Company Compensation Option Holders (with respect to any Company Compensation Options); and (iv) Company Shareholders who vote in favour of, or who have instructed a proxyholder to vote in favour of, the Arrangement Resolution.

ARTICLE 5

CERTIFICATES AND PAYMENTS

5.1	Payment and Delivery of Consideration.

(a)	Following receipt of the Final Order and prior to the Effective Date, the Purchaser shall deliver, or cause to be delivered, to the Payment Agent, by wire transfer in immediately available funds, an amount sufficient to pay the Aggregate Option Premium payable by the Purchaser to: (i) the Effective Time Company Shareholders in accordance with Section 3.1(d); and (ii) the Effective Time High Street Holders and Effective Time USCo2 Class B Shareholders in accordance with the terms of the Arrangement Agreement.

Following receipt by the Depositary of a Purchaser Call Option Exercise Notice or a Triggering Event Notice, as the case may be, and prior to the Acquisition Date, the Purchaser shall deliver, or cause to be delivered, to the Depositary a sufficient number of Purchaser Shares (or, to the extent applicable, any Alternate Consideration) to satisfy the Purchaser’s obligation to issue Consideration Shares (or, to the extent applicable, any Alternate Consideration) to Company Shareholders in accordance with Sections 3.1(i)(v) and 3.1(i)(vii)(F).

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Acquisition Effective Time represented outstanding Company Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder(s), a certificate representing the Consideration Shares (or, to the extent applicable, securities representing any Alternate Consideration) which such holder is entitled to receive pursuant to this Plan of Arrangement, which Consideration Shares (or, to the extent applicable, securities representing any Alternate Consideration) will be registered in such name or names and either (A) delivered to the address or addresses as such Company Shareholder directed in their Letter of Transmittal; or (B) made available for pick up at the office of the Depositary in accordance with the instructions of the Company Shareholder in the Letter of Transmittal, and any certificate representing Company Shares so surrendered shall forthwith thereafter be cancelled.

(c)	Until surrendered as contemplated by Section 5.1(b), each certificate that immediately prior to the Acquisition Effective Time represented Company Shares shall be deemed after the Acquisition Effective Time to represent only the right to receive upon such surrender the Consideration Shares (or, to the extent applicable, any Alternate Consideration) in lieu of such certificate as contemplated in Section 5.1(b), less any amounts withheld pursuant to Section 5.3. Any such certificate formerly representing Company Shares not duly surrendered on or before the sixth anniversary of the Acquisition Date shall cease to represent a claim by or interest of any former Company Shareholder of any kind or nature against or in the Company or the Purchaser. On such date, all Consideration Shares (or, to the extent applicable, securities representing any Alternate Consideration) to which such Company Shareholder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(d)	No dividends or other distributions declared or made after the Acquisition Date with respect to Purchaser Shares (or, to the extent applicable, securities representing any Alternate Consideration) with a record date on or after the Acquisition Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Company Shares which, immediately prior to the Acquisition Date, represented outstanding Company Subordinate Voting Shares (or Company Shares that were exchanged for Company Subordinate Voting Shares), until the surrender of such certificates to the Depositary. Subject to applicable Law and to Section 5.3, at the time of such surrender, there shall, in addition to the delivery of the Purchaser Shares (or, to the extent applicable, securities representing any Alternate Consideration) to which such Company Shareholder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Acquisition Effective Time theretofore paid with respect to such Purchaser Shares (or, to the extent applicable, securities representing any Alternate Consideration).

(e)	No holder of Company Shares shall be entitled to receive any consideration or entitlement with respect to such Company Shares in connection with the transactions or events contemplated by this Plan of Arrangement other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this Section 5.1 and the other terms of this Plan of Arrangement.

5.2	Lost Certificates.

In the event any certificate which immediately prior to the Acquisition Effective Time represented one or more outstanding Company Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration Shares (or, to the extent applicable, any Alternate Consideration) that such Shareholder has the right to receive pursuant to the Plan of Arrangement, delivered in accordance with such Shareholder’s Letter of Transmittal. When authorizing such exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration Shares (or, to the extent applicable, any Alternate Consideration) are to be delivered shall as a condition precedent to the delivery of such Consideration Shares (or, to the extent applicable, any Alternate Consideration), give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser (acting reasonably) against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights.

(a)	The Purchaser, the Company, the Payment Agent or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under this Plan of Arrangement and the Acquisition (including, without limitation, any amounts payable pursuant to Section 4.1), such amounts as the Purchaser, the Company, the Payment Agent or the Depositary determines, acting reasonably, are required to be deducted and withheld with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate Governmental Entity.

(b)	Not later than 10 Business Days prior to the Acquisition Date, the Purchaser shall give written notice to the Company of any deduction or withholding set forth in Section 5.3(a) that the Purchaser intends to make or that it anticipates the Payment Agent or Depositary making and afford the Company a reasonable opportunity to dispute any such deduction or withholding.

(c)	Each of the Company, the Purchaser, the Payment Agent and the Depositary is hereby authorized to sell or otherwise dispose of such portion of any Purchaser Shares payable to any Company Shareholder pursuant to this Plan of Arrangement as is necessary to provide sufficient funds to the Company, the Purchaser, the Payment Agent or the Depositary, as the case may be, to enable it to implement such deduction or withholding, and the Company, the Purchaser, the Payment Agent or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

5.4	No Liens.

Any exchange or transfer of securities pursuant to this Plan of Arrangement, including the surrender of Company Shares by Dissenting Company Shareholders, shall be free and clear of any Liens or other claims of third parties of any kind.

5.5	Paramountcy.

From and after the Effective Time this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Company RSUs and Company Compensation Options issued or outstanding at or following the Effective Time.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement.

(a)	The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the Purchaser and the Company (subject to the Arrangement Agreement), each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to or approved by the Company Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting and the Purchaser Meeting (provided that the Purchaser or the Company, subject to the Arrangement Agreement, have each consented in writing thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting and the Purchaser Meeting, respectively (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date and prior to the Acquisition Date by the Purchaser and the Company, provided that it concerns a matter which, in the reasonable opinion of the Purchaser and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Company Shareholder, High Street Holder or USCo2 Class B Shareholder.

ARTICLE 7

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

EXHIBIT A

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

ATTACHING TO THE COMPANY SHARES

SUBORDINATE VOTING SHARES

The Company will be authorized to issue an unlimited number of Class A subordinate voting shares (“Subordinate Voting Shares”), without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

26.1	Voting

The holders of Subordinate Voting Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Each Subordinate Voting Share shall entitle the holder thereof to one vote at each such meeting.

26.2	Alteration to Rights of Subordinate Voting Shares

So long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Subordinate Voting Shares expressed by separate special resolution, alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Subordinate Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares on a per share basis as provided for herein.

26.3	Purchaser Call Option

Each issued and outstanding Subordinate Voting Share shall, without any action by the holder, be subject to the terms of the Plan of Arrangement (as defined below) and the Purchaser Call Option (as defined below) granted pursuant to the Plan of Arrangement.

For the purposes of these Subordinate Voting Share rights:

(a)	“Arrangement Agreement” means the arrangement agreement made April 18, 2019 between Canopy Growth Corporation and the Company;

(b)	“Plan of Arrangement” means the plan of arrangement contemplated by the Arrangement Agreement implementing an arrangement under Section 288 of the Business Corporations Act (British Columbia) involving the Company and Canopy Growth Corporation, as such plan of arrangement may be amended from time to time in accordance with the Arrangement Agreement; and

(c)	“Purchaser Call Option” has the meaning ascribed to such term in the Plan of Arrangement containing the terms and conditions in Exhibit B to the Plan of Arrangement, a copy of which is set out in Appendix A to this Exhibit A and forms part of the rights, privileges, restrictions and conditions attached to the Subordinate Voting Shares.

26.4	Dividends

The holders of Subordinate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared thereon by the directors from time to time, provided that at any particular time in the period from the Effective Date (as defined in the Plan of Arrangement) until the earlier to occur of the Acquisition Date (as defined in the Plan of Arrangement) and the Acquisition Closing Outside Date (as defined in the Plan of Arrangement), the aggregate amount of dividends per Subordinate Voting Share declared from the Effective Date until such particular time shall not exceed the product obtained when (i) the aggregate amount of dividends, per share, declared by Canopy Growth Corporation (or any successor thereto) on its common shares from the Effective Date until such particular time, is multiplied by (ii) the Exchange Ratio (as defined in the Plan of Arrangement). The directors may declare no dividend payable in cash or property on the Subordinate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Proportionate Voting Shares, in an amount per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by 40; and (ii) the Multiple Voting Shares, in an amount per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share.

26.5	Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purposes of winding up its affairs, the holders of the Subordinate Voting Shares shall be entitled to participate pari passu with the holders of Proportionate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Subordinate Voting Share equal to each of: (i) the amount of such distribution per Proportionate Voting Share divided by 40; and (ii) the amount of such distribution per Multiple Voting Share.

26.6	Subdivision or Consolidation

The Subordinate Voting Shares shall not be consolidated or subdivided unless the Proportionate Voting Shares and the Multiple Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

PROPORTIONATE VOTING SHARES

The Company will be authorized to issue an unlimited number of Class B proportionate voting shares (“Proportionate Voting Shares”), without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

27.1	Voting

The holders of Proportionate Voting Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to Articles 27.3 and 27.4, each Proportionate Voting Share shall entitle the holder to 40 votes and each fraction of a Proportionate Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 40 and rounding the product down to the nearest whole number, at each such meeting.

27.2	Alteration to Rights of Proportionate Voting Shares

So long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Proportionate Voting Shares and Multiple Voting Shares expressed by separate special resolution alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Proportionate Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares on a per share basis as provided for herein.

At any meeting of holders of Proportionate Voting Shares and Multiple Voting Shares called to consider such a separate special resolution, each Proportionate Voting Share and Multiple Voting Share shall entitle the holder to one vote and each fraction of a Proportionate Voting Share or Multiple Voting Share will entitle the holder to the corresponding fraction of one vote.

27.3	Shares Superior to Proportionate Voting Shares

The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Proportionate Voting Shares without the consent of the holders of a majority of the Proportionate Voting Shares and Multiple Voting Shares expressed by separate ordinary resolution.

At any meeting of holders of Proportionate Voting Shares and Multiple Voting Shares called to consider such a separate ordinary resolution, each Proportionate Voting Share and Multiple Voting Share will entitle the holder to one vote and each fraction of a Proportional Voting Share and Multiple Voting Share shall entitle the holder to the corresponding fraction of one vote.

27.4	Purchaser Call Option

Each issued and outstanding Proportionate Voting Share shall, without any action by the holder, be subject to the terms of the Plan of Arrangement (as defined below) and the Purchaser Call Option (as defined below) granted pursuant to the Plan of Arrangement.

For the purposes of these Proportionate Voting Share rights:

(a)	“Arrangement Agreement” means the arrangement agreement made April 18, 2019 between Canopy Growth Corporation and the Company;

(b)	“Plan of Arrangement” means the plan of arrangement contemplated by the Arrangement Agreement implementing an arrangement under Section 288 of the Business Corporations Act (British Columbia) involving the Company and Canopy Growth Corporation, as such plan of arrangement may be amended from time to time in accordance with the Arrangement Agreement; and

(c)	“Purchaser Call Option” has the meaning ascribed to such term in the Plan of Arrangement containing the terms and conditions in Exhibit B to the Plan of Arrangement, a copy of which is set out in Appendix A to this Exhibit A and forms part of the rights, privileges, restrictions and conditions attached to the Proportionate Voting Shares.

27.5	Dividends

The holders of Proportionate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the directors from time to time, provided that at any particular time in the period from the Effective Date (as defined in the Plan of Arrangement) until the earlier to occur of the Acquisition Date (as defined in the Plan of Arrangement) and the Acquisition Closing Outside Date (as defined in the Plan of Arrangement), the aggregate amount of dividends per Proportionate Voting Share declared from the Effective Date until such particular time shall not exceed the product obtained when (i) the aggregate amount of dividends, per share, declared by Canopy Growth Corporation (or any successor thereto) on its common shares from the Effective Date until such particular time, is multiplied by (ii) the PVS Exchange Ratio (as defined in the Plan of Arrangement). The directors may declare no dividend payable in cash or property on the Proportionate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Proportionate Voting Share divided by 40; and (ii) on the Multiple Voting Shares in an amount equal to the dividend declared per Proportionate Voting Share divided by 40.

Holders of fractional Proportionate Voting Shares shall be entitled to receive any dividend declared on the Proportionate Voting Shares, in an amount equal to the dividend per Proportionate Voting Share multiplied by the fraction thereof held by such holder.

27.6	Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Proportionate Voting Shares shall be entitled to participate pari passu with the holders of Subordinate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Proportionate Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share multiplied by 40; and (ii) the amount of such distribution per Multiple Voting Share multiplied by 40; and each fraction of a Proportionate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Proportionate Voting Share.

27.7	Subdivision or Consolidation

The Proportionate Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares and the Multiple Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

27.8	Voluntary Conversion

Subject to the Conversion Limitation set forth in this Article 27.8, holders of Proportionate Voting Shares and Multiple Voting Shares shall have the following rights of conversion (the “Share Conversion Right”):

(a)	Right to Convert Proportionate Voting Shares. Each Proportionate Voting Share shall be convertible at the option of the holder into such number of Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares in respect of which the Share Conversion Right is exercised by 40. Fractions of Proportionate Voting Shares may be converted into such number of Subordinate Voting Shares as is determined by multiplying the fraction by 40.

(b)	Right to Convert Multiple Voting Shares. Each Multiple Voting Share shall be convertible at the option of the holder into such number of Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares in respect of which the Share Conversion Right is exercised by one. Fractions of Multiple Voting Shares may be converted into such number of Subordinated Voting Shares as is determined by multiplying the fraction by one.

(c)	Conversion Limitation. Unless already appointed, upon receipt of a Conversion Notice (as defined below), the directors (or a committee thereof) shall designate an officer of the Company who shall determine whether the Conversion Limitation set forth in this Article shall apply to the conversion referred to therein (the “Conversion Limitation Officer”).

(d)	Foreign Private Issuer Status. The Company shall use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company shall not give effect to any voluntary conversion of Proportionate Voting Shares or Multiple Voting Shares pursuant to this Article 27.8 or otherwise, and the Share Conversion Right will not apply, to the extent that after giving effect to all permitted issuances after such conversion of Proportionate Voting Shares or Multiple Voting Shares, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares (calculated on the basis that each Subordinate Voting Share, Proportionate Voting Share and Multiple Voting Share is counted once, without regard to the number of votes carried by such share) held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act (“U.S. Residents”) would exceed 40% (the “40% Threshold”) of the aggregate number of Subordinate Voting Shares, Multiple Voting Shares, Proportionate Voting Shares and Multiple Voting Shares (calculated on the same basis) issued and outstanding (the “FPI Restriction”). The directors may by resolution increase the 40% Threshold to a number not to exceed 50%, and if any such resolution is adopted, all references to the 40% Threshold herein shall refer instead to the amended percentage threshold set by the directors in such resolution.

(e)	Conversion Limitation. In order to give effect to the FPI Restriction, the number of Subordinate Voting Shares issuable to a holder of Proportionate Voting Shares or Multiple Voting Shares upon exercise by such holder of the Share Conversion Right will be subject to the 40% Threshold based on the number of Proportionate Voting Shares or Multiple Voting Shares held by such holder as of the date of issuance of Proportionate Voting Shares or Multiple Voting Shares to such holder, and thereafter at the end of each of the Company’s subsequent fiscal quarters (each, a “Determination Date”), calculated as follows:

X = [A x 40% - B] x (C/D)

Where, on the Determination Date:

X = Maximum Number of Subordinate Voting Shares which may be issued upon exercise of the Share Conversion Right.

A = Aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares issued and outstanding.

B = Aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents.

C = Aggregate Number of Proportionate Voting Shares and Multiple Voting Shares held by such holder.

D = Aggregate Number of All Proportionate Voting Shares and Multiple Voting Shares.

The Conversion Limitation Officer shall determine as of each Determination Date, in his or her sole discretion acting reasonably, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents, the maximum number of Subordinate Voting Shares which may be issued upon exercise of the Share Conversion Right, generally in accordance with the formula set forth immediately above. Upon request by a holder of Proportionate Voting Shares or Multiple Voting Shares, the Company will provide each holder of Proportionate Voting Shares or Multiple Voting Shares with notice of such maximum number as at the most recent Determination Date, or a more recent date as may be determined by the Conversion Limitation Officer in its discretion. To the extent that issuances of Subordinate Voting Shares on exercise of the Share Conversion Right would result in the 40% Threshold being exceeded, the number of Subordinate Voting Shares to be issued will be prorated among each holder of Proportionate Voting Shares or Multiple Voting Shares exercising the Share Conversion Right.

Notwithstanding the provisions of Articles 27.8(d) and (e), the directors may by resolution waive the application of the Conversion Restriction to any exercise or exercises of the Share Conversion Right to which the Conversion Restriction would otherwise apply, or to future Conversion Restrictions generally, including with respect to a period of time.

(f)	Disputes.

(i)	Any holder of Proportionate Voting Shares or Multiple Voting Shares who beneficially owns more than 5% of the issued and outstanding Proportionate Voting Shares or Multiple Voting Shares may submit a written dispute as to the calculation of the 40% Threshold or the FPI Restriction by the Conversion Limitation Officer to the directors with the basis for the disputed calculations. The Company shall respond to the holder within five business days of receipt of the notice of such dispute with a written calculation of the 40% Threshold or the FPI Restriction, as applicable. If the holder and the Company are unable to agree upon such calculation of the 40% Threshold or the FPI Restriction, as applicable, within five business days of such response, then the Company and the holder shall, within one business day thereafter submit the disputed calculation of the 40% Threshold or the FPI Restriction to the Company’s independent auditor. The Company, at the Company’s expense, shall cause the auditor to perform the calculations in dispute and notify the Company and the holder of the results no later than five business days from the time it receives the disputed calculations. The auditor’s calculations shall be final and binding on all parties, absent demonstrable error.

(ii)	In the event of a dispute as to the number of Subordinate Voting Shares issuable to a holder of Proportionate Voting Shares or Multiple Voting Shares in connection with a voluntary conversion of Proportionate Voting Shares or Multiple Voting Shares, the Company shall issue to the holder of Proportionate Voting Shares or Multiple Voting Shares the number of Subordinate Voting Shares not in dispute, and resolve such dispute in accordance with Article 27.8(f)(i).

(g)	Mechanics of Conversion. Before any holder of Proportionate Voting Shares or Multiple Voting Shares shall be entitled to voluntarily convert Proportionate Voting Shares or Multiple Voting Shares into Subordinate Voting Shares in accordance with Articles 27.8(a) or (b), the holder shall surrender the certificate or certificates representing the Proportionate Voting Shares or Multiple Voting Shares to be converted at the head office of the Company, or the office of any transfer agent for the Proportionate Voting Shares or Multiple Voting Shares, and shall give written notice to the Company at its head office of his or her election to convert such Proportionate Voting Shares or Multiple Voting Shares and shall state therein the name or names in which the certificate or certificates representing the Subordinate Voting Shares are to be issued (a “Conversion Notice”). The Company shall (or shall cause its transfer agent to) as soon as practicable thereafter, issue to such holder or his or her nominee, a certificate or certificates or direct registration statement representing the number of Subordinate Voting Shares to which such holder is entitled upon conversion. Such conversion shall be deemed to have taken place immediately prior to the close of business on the day on which the certificate or certificates representing the Proportionate Voting Shares or Multiple Voting Shares to be converted is surrendered and the Conversion Notice is delivered, and the person or persons entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Subordinate Voting Shares as of such date.

27.9	Mandatory Conversion

Notwithstanding anything to the contrary contained in this Article 27, on the Acquisition Date, each issued and outstanding Proportionate Voting Share shall be automatically converted, in accordance with the Plan of Arrangement, into such number of Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares by 40. Fractions of Proportionate Voting Shares shall be converted into such number of Subordinate Voting Shares as is determined by multiplying the fraction by 40.

MULTIPLE VOTING SHARES

The Company will be authorized to issue 168,000 Class C multiple voting shares (“Multiple Voting Shares”), without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

28.1	Voting

The holders of Multiple Voting Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to Articles 28.4 and 28.5, each Multiple Voting Share shall entitle the holder to 3,000 votes and each fraction of a Multiple Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 3,000 and rounding the product down to the nearest whole number, at each such meeting.

28.2	Alteration to Rights of Multiple Voting Shares

So long as any Multiple Voting Shares remain outstanding, the Company will not, without the consent of the holders of Multiple Voting Shares expressed by separate special resolution alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Multiple Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares on a per share basis as provided for herein.

At any meeting of holders of Multiple Voting Shares called to consider such a separate special resolution, each Multiple Voting Share shall entitle the holder to one vote and each fraction of a Multiple Voting Share will entitle the holder to the corresponding fraction of one vote.

28.3	Shares Superior to Multiple Voting Shares

The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Multiple Voting Shares without the consent of the holders of a majority of the Multiple Voting Shares expressed by separate ordinary resolution.

At any meeting of holders of Multiple Voting Shares called to consider such a separate ordinary resolution, each Multiple Voting Share will entitle the holder to one vote and each fraction of a Multiple Voting Share shall entitle the holder to the corresponding fraction of one vote.

28.4	Purchaser Call Option

Each issued and outstanding Multiple Voting Share shall, without any action by the holder, be subject to the terms of the Plan of Arrangement (as defined below) and the Purchaser Call Option (as defined below) granted pursuant to the Plan of Arrangement.

For the purposes of these Multiple Voting Share rights:

(a)	“Arrangement Agreement” means the arrangement agreement made April 18, 2019 between Canopy Growth Corporation and the Company;

(b)	“Plan of Arrangement” means the plan of arrangement contemplated by the Arrangement Agreement implementing an arrangement under Section 288 of the Business Corporations Act (British Columbia) involving the Company and Canopy Growth Corporation, as such plan of arrangement may be amended from time to time in accordance with the Arrangement Agreement; and

(c)	“Purchaser Call Option” has the meaning ascribed to such term in the Plan of Arrangement containing the terms and conditions in Exhibit B to the Plan of Arrangement, a copy of which is set out in Appendix A to this Exhibit A and forms part of the rights, privileges, restrictions and conditions attached to the Multiple Voting Shares.

28.5	Issuance

No additional Multiple Voting Shares are issuable following the date of the Arrangement Agreement.

28.6	Dividends

The holders of Multiple Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the directors from time to time, provided that at any particular time in the period from the Effective Date (as defined in the Plan of Arrangement) until the earlier to occur of the Acquisition Date (as defined in the Plan of Arrangement) and the Acquisition Closing Outside Date (as defined in the Plan of Arrangement), the aggregate amount of dividends per Multiple Voting Share declared from the Effective Date until such particular time shall not exceed the product obtained when (i) the aggregate amount of dividends, per share, declared by Canopy Growth Corporation (or any successor thereto) on its common shares from the Effective Date until such particular time, is multiplied by (ii) the Exchange Ratio (as defined in the Plan of Arrangement). The directors may declare no dividend payable in cash or property on the Multiple Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Multiple Voting Share; and (ii) on the Proportionate Voting Shares in an amount equal to the dividend declared per Multiple Voting Share multiplied by 40.

Holders of fractional Multiple Voting Shares shall be entitled to receive any dividend declared on the Multiple Voting Shares, in an amount equal to the dividend per Multiple Voting Share multiplied by the fraction thereof held by such holder.

28.7	Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Multiple Voting Shares shall be entitled to participate pari passu with the holders of Subordinate Voting Shares and Proportionate Voting Shares, with the amount of such distribution per Multiple Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share; and (ii) the amount of such distribution per Proportionate Voting Share divided by 40; and each fraction of a Multiple Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Multiple Voting Share.

28.8	Subdivision or Consolidation

The Multiple Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares and the Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

28.9	Transfer of Multiple Voting Shares

No Multiple Voting Share may be sold, transferred, assigned, pledged or otherwise disposed of, other than: (i) in connection with the conversion of Multiple Voting Shares into Subordinate Voting Shares; (ii) to an immediate family member of the holder; or (iii) a transfer for purposes of estate or tax planning to a company or person that is wholly beneficially owned by the holder or immediate family members of the holder or which the holder or immediate family members of the holder are the sole beneficiaries thereof.

28.10	Mandatory Conversion

Notwithstanding anything to the contrary contained in this Article 28,on the Acquisition Date, each issued and outstanding Multiple Voting Share shall be automatically converted, in accordance with the Plan of Arrangement, into such number of Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares by one. Fractions of Multiple Voting Shares shall be converted into such number of Subordinated Voting Shares as is determined by multiplying the fraction by one.

APPENDIX A

(TO RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

ATTACHING TO THE COMPANY SHARES)

TERMS OF PURCHASER CALL OPTION

Each Purchaser Call Option shall be granted upon and shall be subject to the following terms and conditions:

Definitions

Capitalized terms used but not defined in this Appendix A shall have the meaning ascribed thereto in the Plan of Arrangement (the “Plan of Arrangement”).

Grant of Purchaser Call Option

Pursuant to Section 3.1(c) or Section 3.1(e) of the Plan of Arrangement, as applicable, and subject to the terms and conditions of the Plan of Arrangement, including Exhibit B thereto and this Appendix A, the Call Option Grantor grants to the Purchaser, on the Effective Time on the Effective Date (the “Call Option Grant Date”), an option (the “Purchaser Call Option”) to purchase all of the Company Shares held by the Call Option Grantor on the Acquisition Date immediately following the exchanges referred to in Section 3.1(i)(i) and Section 3.1(i)(iii) of the Plan of Arrangement (such Company Shares, the “Purchaser Call Option Shares”), in each case subject to the terms and conditions set out in the Plan of Arrangement, including Exhibit B thereto and this Exhibit A.

Exercise of Purchaser Call Option Prior to Triggering Event Date

The Purchaser Call Option may be exercised by the Purchaser in its sole discretion at any time prior to the Triggering Event Date and before the Purchaser Call Option Expiry Date by delivering to the Depositary (with a copy to the Company) a Purchaser Call Option Exercise Notice stating that the Purchaser is exercising the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares and specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

Exercise of Purchaser Call Option Following Triggering Event Date

Upon the occurrence of the Triggering Event Date prior to the Purchaser Call Option Expiry Date, and provided the Purchaser has not previously exercised the Purchaser Call Option, the Purchaser shall exercise, and shall be deemed to have exercised, effective at 5:00 p.m. (Toronto time) on the Triggering Event Date, the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares.

Upon the occurrence of the Triggering Event Date prior to the Purchaser Call Option Expiry Date, and provided the Purchaser has not previously exercised the Purchaser Call Option, the Purchaser shall, within two Business Days of the Triggering Event Date, deliver to the Depositary (with a copy to the Company) a Purchaser Call Option Exercise Notice stating that the Purchaser is exercising the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares and specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

If the Purchaser fails to deliver a Purchaser Call Option Exercise Notice to the Depositary in accordance with the immediately preceding paragraph, the Company shall be entitled and shall be required, forthwith following such failure by the Purchaser, to deliver to the Depositary (with a copy to the Purchaser) a Triggering Event Notice specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

Issuance of Company Shares Following Exercise or Deemed Exercise of Option

Where a Purchaser Call Option is granted or deemed to be granted pursuant to Section 3.1(e) of the Plan of Arrangement at any time following the exercise or deemed exercise of the Purchaser Call Option, the Purchaser shall exercise, and shall be deemed to have exercised, such Purchaser Call Option effective immediately following the grant or deemed grant of such Purchaser Call Option pursuant to Section 3.1(e) of the Plan of Arrangement.

Expiry of Purchaser Call Option

If the Purchaser Call Option has not been exercised or deemed to have been exercised prior to the Purchaser Call Option Expiry Date, the Purchaser Call Option shall expire and terminate effective as of the Purchaser Call Option Expiry Date and thereafter shall be of no further force or effect.

Notwithstanding anything to the contrary contained herein, if the Purchaser Call Option is exercised or deemed to be exercised prior to the Purchaser Call Option Expiry Date but the closing of the Acquisition has not occurred by the Acquisition Closing Outside Date, the Purchaser Call Option shall expire and terminate effective as of the Acquisition Closing Outside Date and thereafter shall be of no further force or effect.

Effect of Exercise or Deemed Exercise of Purchaser Call Option

Upon the exercise or deemed exercise of the Purchaser Call Option, the Purchaser shall be required to purchase from each Call Option Grantor, and each Call Option Grantor shall be required to sell to the Purchaser, on the Acquisition Date, the Company Subordinate Voting Shares held by such Call Option Grantor immediately following the exchange referred to in Section 3.1(i)(iii) of the Plan of Arrangement (which for clarity shall include any Company Subordinate Voting Shares received by such Call Option Grantor upon the exchange referred to in Section 3.1(i)(i) of the Plan of Arrangement), in consideration for the payment by the Purchaser to such Call Option Grantor of the Purchaser Share Consideration (or, in the event a Purchaser Change of Control shall have occurred prior to the Acquisition Date, the Per Share Consideration) for each Company Subordinate Voting Share acquired from such Call Option Grantor, all in accordance with this Exhibit B and the Plan of Arrangement.

Purchase and Sale of Purchaser Call Option Shares Following Exercise of Purchaser Call Option

The closing of the purchase and sale of Purchaser Call Option Shares following the exercise or deemed exercise by the Purchaser of the Purchaser Call Option shall occur on the Acquisition Date as follows:

1)	Following the exchange referred to in Section 3.1(i)(iii) of the Plan of Arrangement, Company Non-U.S. Shareholders shall exchange their Company Subordinate Voting Shares for Consideration Shares (or, to the extent applicable, any Alternate Consideration) in accordance with Section 3.1(i)(v) of the Plan of Arrangement; and

2)	Following the exchange by Company Non-U.S. Shareholders of their Company Subordinate Voting Shares to the Purchaser in accordance with Section 3.1(i)(v) of the Plan of Arrangement, Company U.S. Shareholders shall exchange their Company Subordinate Voting Shares for Consideration Shares (or, to the extent applicable, any Alternate Consideration) in accordance with Section 3.1(i)(vii)(F) of the Plan of Arrangement.

On the Acquisition Date, the Purchaser shall issue to the holder of a Purchaser Call Option Share, for each Purchaser Call Option Share acquired, the Purchaser Share Consideration (or, to the extent applicable, any Alternate Consideration), in accordance with Section 5.1 of the Plan of Arrangement.

Assignment of Company Shares Prior to the Acquisition Date

Notwithstanding the foregoing, the Purchaser Call Option shall not prohibit the sale, assignment or transfer of Company Shares by Call Option Grantors at any time, or from time to time, prior to the Acquisition Date. A Company Shareholder that sells, assigns or transfers Company Shares prior to the Acquisition Date shall, following such sale, assignment or transfer, not be subject to the terms of the Purchaser Call Option in respect of such Company Shares (except to the extent such Company Shareholder subsequently re-acquires such Company Shares). For greater certainty, any acquirer of Company Shares following such sale, assignment or transfer shall be subject to the terms of the Purchaser Call Option in respect of such Company Shares.

Holders of Common Membership Units and USCo2 Class B Shares

The terms provided herein with respect to Company Shares shall apply in all respects to the holders of Common Membership Units and USCo2 Class B Shares except that the Purchaser Call Option may not be exercised before three years after the Acquisition Date with respect to these holders. The exercise of the Purchaser Call Option with respect to these holders is to be effectuated in a manner consistent with Exhibit 1 and Exhibit 2 of the Arrangement Agreement.

EXHIBIT B

TERMS OF PURCHASER CALL OPTION

Each Purchaser Call Option shall be granted upon and shall be subject to the following terms and conditions:

Definitions

Capitalized terms used but not defined in this Exhibit B shall have the meaning ascribed thereto in the Plan of Arrangement to which this Exhibit B is appended (the “Plan of Arrangement”).

Grant of Purchaser Call Option

Pursuant to Section 3.1(c) or Section 3.1(e) of the Plan of Arrangement, as applicable, and subject to the terms and conditions set out in this Exhibit B and the Plan of Arrangement, the Call Option Grantor grants to the Purchaser, on the Effective Time on the Effective Date (the “Call Option Grant Date”), an option (the “Purchaser Call Option”) to purchase all of the Company Shares held by the Call Option Grantor on the Acquisition Date immediately following the exchanges referred to in Section 3.1(i)(i) and Section 3.1(i)(iii) of the Plan of Arrangement (such Company Shares, the “Purchaser Call Option Shares”), in each case subject to the terms and conditions set out in this Exhibit B and the Plan of Arrangement.

Exercise of Purchaser Call Option Prior to Triggering Event Date

The Purchaser Call Option may be exercised by the Purchaser in its sole discretion at any time prior to the Triggering Event Date and before the Purchaser Call Option Expiry Date by delivering to the Depositary (with a copy to the Company) a Purchaser Call Option Exercise Notice stating that the Purchaser is exercising the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares and specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

Exercise of Purchaser Call Option Following Triggering Event Date

Upon the occurrence of the Triggering Event Date prior to the Purchaser Call Option Expiry Date, and provided the Purchaser has not previously exercised the Purchaser Call Option, the Purchaser shall exercise, and shall be deemed to have exercised, effective at 5:00 p.m. (Toronto time) on the Triggering Event Date, the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares.

Upon the occurrence of the Triggering Event Date prior to the Purchaser Call Option Expiry Date, and provided the Purchaser has not previously exercised the Purchaser Call Option, the Purchaser shall, within two Business Days of the Triggering Event Date, deliver to the Depositary (with a copy to the Company) a Purchaser Call Option Exercise Notice stating that the Purchaser is exercising the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares and specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

If the Purchaser fails to deliver a Purchaser Call Option Exercise Notice to the Depositary in accordance with the immediately preceding paragraph, the Company shall be entitled and shall be required, forthwith following such failure by the Purchaser, to deliver to the Depositary (with a copy to the Purchaser) a Triggering Event Notice specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

Issuance of Company Shares Following Exercise or Deemed Exercise of Option

Where a Purchaser Call Option is granted or deemed to be granted pursuant to Section 3.1(e) of the Plan of Arrangement at any time following the exercise or deemed exercise of the Purchaser Call Option, the Purchaser shall exercise, and shall be deemed to have exercised, such Purchaser Call Option effective immediately following the grant or deemed grant of such Purchaser Call Option pursuant to Section 3.1(e) of the Plan of Arrangement.

Expiry of Purchaser Call Option

If the Purchaser Call Option has not been exercised or deemed to have been exercised prior to the Purchaser Call Option Expiry Date, the Purchaser Call Option shall expire and terminate effective as of the Purchaser Call Option Expiry Date and thereafter shall be of no further force or effect.

Notwithstanding anything to the contrary contained herein, if the Purchaser Call Option is exercised or deemed to be exercised prior to the Purchaser Call Option Expiry Date but the closing of the Acquisition has not occurred by the Acquisition Closing Outside Date, the Purchaser Call Option shall expire and terminate effective as of the Acquisition Closing Outside Date and thereafter shall be of no further force or effect.

Effect of Exercise or Deemed Exercise of Purchaser Call Option

Upon the exercise or deemed exercise of the Purchaser Call Option, the Purchaser shall be required to purchase from each Call Option Grantor, and each Call Option Grantor shall be required to sell to the Purchaser, on the Acquisition Date, the Company Subordinate Voting Shares held by such Call Option Grantor immediately following the exchange referred to in Section 3.1(i)(iii) of the Plan of Arrangement (which for clarity shall include any Company Subordinate Voting Shares received by such Call Option Grantor upon the exchange referred to in Section 3.1(i)(i) of the Plan of Arrangement), in consideration for the payment by the Purchaser to such Call Option Grantor of the Purchaser Share Consideration (or, in the event a Purchaser Change of Control shall have occurred prior to the Acquisition Date, the Per Share Consideration) for each Company Subordinate Voting Share acquired from such Call Option Grantor, all in accordance with this Exhibit B and the Plan of Arrangement.

Purchase and Sale of Purchaser Call Option Shares Following Exercise of Purchaser Call Option

The closing of the purchase and sale of Purchaser Call Option Shares following the exercise or deemed exercise by the Purchaser of the Purchaser Call Option shall occur on the Acquisition Date as follows:

1)	Following the exchange referred to in Section 3.1(i)(iii) of the Plan of Arrangement, Company Non-U.S. Shareholders shall exchange their Company Subordinate Voting Shares for Consideration Shares (or, to the extent applicable, any Alternate Consideration) in accordance with Section 3.1(i)(v) of the Plan of Arrangement; and

2)	Following the exchange by Company Non-U.S. Shareholders of their Company Subordinate Voting Shares to the Purchaser in accordance with Section 3.1(i)(v) of the Plan of Arrangement, Company U.S. Shareholders shall exchange their Company Subordinate Voting Shares for Consideration Shares (or, to the extent applicable, any Alternate Consideration) in accordance with Section 3.1(i)(vii)(F) of the Plan of Arrangement.

On the Acquisition Date, the Purchaser shall issue to the holder of a Purchaser Call Option Share, for each Purchaser Call Option Share acquired, the Purchaser Share Consideration (or, to the extent applicable, any Alternate Consideration), in accordance with Section 5.1 of the Plan of Arrangement.

Assignment of Company Shares Prior to the Acquisition Date

Notwithstanding the foregoing, the Purchaser Call Option shall not prohibit the sale, assignment or transfer of Company Shares by Call Option Grantors at any time, or from time to time, prior to the Acquisition Date. A Company Shareholder that sells, assigns or transfers Company Shares prior to the Acquisition Date shall, following such sale, assignment or transfer, not be subject to the terms of the Purchaser Call Option in respect of such Company Shares (except to the extent such Company Shareholder subsequently re-acquires such Company Shares). For greater certainty, any acquirer of Company Shares following such sale, assignment or transfer shall be subject to the terms of the Purchaser Call Option in respect of such Company Shares.

Holders of Common Membership Units and USCo2 Class B Shares

The terms provided herein with respect to Company Shares shall apply in all respects to the holders of Common Membership Units and USCo2 Class B Shares except that the Purchaser Call Option may not be exercised before three years after the Acquisition Date with respect to these holders. The exercise of the Purchaser Call Option with respect to these holders is to be effectuated in a manner consistent with Exhibit 1 and Exhibit 2 of the Arrangement Agreement.

EXHIBIT C

PURCHASE CALL OPTION EXERCISE NOTICE

CANOPY GROWTH CORPORATION

PURCHASER CALL OPTION EXERCISE NOTICE

TO:	Computershare Trust Company of Canada (the “Depositary”)
AND TO:	Acreage Holdings, Inc. (the “Company”)

Reference is made to the arrangement agreement between Canopy Growth Corporation (the “Purchaser”) and the Company dated April 18, 2019 and the plan of arrangement contemplated thereby (the “Plan of Arrangement”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Plan of Arrangement.

In accordance with the terms of the Purchaser Call Option and the Plan of Arrangement, the Purchaser hereby gives notice that it is exercising its rights pursuant to the Purchaser Call Option to acquire all (but not less than all) of the Purchaser Call Option Shares.

The closing of the purchase and sale of the Purchaser Call Option Shares pursuant to the Purchaser Call Option is to occur on ________________, 20__ (the “Acquisition Date”) subject to the satisfaction or waiver of the Acquisition Closing Conditions.

DATED the _____ day of ____________________, 20__.

CANOPY GROWTH CORPORATION

Per:
Authorized Signatory
I have authority to bind the Purchaser.

EXHIBIT D

TRIGGERING EVENT NOTICE

ACREAGE HOLDINGS, INC.

TRIGGERING EVENT NOTICE

TO:	Computershare Trust Company of Canada (the “Depositary”)
AND TO:	Canopy Growth Corporation. (the “Purchaser”)

Reference is made to the arrangement agreement between the Purchaser and Acreage Holdings, Inc. (the “Company”) dated April 18, 2019 and the plan of arrangement contemplated thereby (the “Plan of Arrangement”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Plan of Arrangement.

In accordance with the terms of the Purchaser Call Option and the Plan of Arrangement, the Company hereby gives notice that the Triggering Event Date has occurred, and that the Purchaser is therefore deemed to have exercised its rights pursuant to the Purchaser Call Option to acquire all (but not less than all) of the Purchaser Call Option Shares.

The closing of the purchase and sale of the Purchaser Call Option Shares pursuant to the Purchaser Call Option is to occur on ________________, 20__ (the “Acquisition Date”) subject to the satisfaction or waiver of the Acquisition Closing Conditions.

DATED the _____ day of ____________________, 20__.

ACREAGE HOLDINGS, INC.

Per:
Authorized Signatory
I have authority to bind the Company.

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